EXHIBIT 99.1

VOX ROYALTY ANNOUNCES APPOINTMENT TO

BOARD OF DIRECTORS

DENVER – November 14, 2025 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns focused mining royalty and streaming company, is pleased to announce the appointment of Mr. Joseph Gallucci to its Board of Directors, effective immediately.

Kyle Floyd, Chief Executive Officer stated: “We are very pleased to welcome Mr. Gallucci to our Board. His deep expertise in global capital markets and extensive experience across the mining sector bring exceptional strategic insight to our team. Throughout his career, he has demonstrated a strong track record of leadership in corporate finance, M&A, and capital markets, which will be invaluable as we continue to build long-term value for our shareholders. We look forward to benefiting from his guidance and perspective as we execute on our vision for the company.”

About Mr. Joseph Gallucci

Mr. Gallucci is a senior capital markets executive and corporate director with over 20 years of experience in investment banking and equity research. His career has focused on mining, base metals, precious metals, critical metals and bulk commodities on a global scale.

Mr. Gallucci’s career has spanned across various firms including BMO Capital Markets, GMP Securities, Dundee Securities, founding principal of Eight Capital where he led their Mining Investment Banking Team and most recently Head of Investment Banking at Laurentian Bank Securities Inc. where he oversaw the investment banking practice in entirety. He is also an active corporate director on several publicly listed mining companies.

In his previous and current roles, he has executed on a broad array of assignments in corporate finance, mergers, acquisitions, business and operational development, financings and corporate strategy. He has been directly involved in raising several billion dollars for mining companies as well as lead advisor on significant M&A transactions.

Prior to investment banking, Mr. Gallucci spent over a decade in equity research with a focus on global mining at both GMP and Dundee Securities.  At Dundee Securities, he was a Managing Director and Head of the Metals and Mining Research Team, where he oversaw the entire mining franchise.

He holds a Bachelor of Commerce degree from Concordia University and an MBA in Investment Management from the Goodman Institute of Investment Management. He also holds the ICD.D designation. In 2021, Mr. Gallucci was chosen as one of Concordia University's 2021 Top 50 Under 50 Shaping Tomorrow.

About Vox

Vox is a returns focused mining royalty and streaming company with a portfolio of over 80 assets spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 70 assets.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd
Chief Executive Officer
info@voxroyalty.com (720) 602-4223

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